Exhibit 99.1

The Cash Store Financial Services Inc. Provides Ontario Regulatory Update

EDMONTON, July 3, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX:CSF; NYSE:CSFS) today provided an update on regulatory matters related to The Cash Store Inc. and Instaloans Inc. chains that operate in Ontario.

Effective July 4, 2013, The Cash Store Inc. and Instaloans Inc. will allow their respective payday loan licenses in Ontario to expire.  Neither company has offered payday loans in Ontario since February 1, 2013.  On that date, the Company made available to consumers a suite of unsecured line of credit products that enables consumers to move up the credit ladder towards credit-scored products that will eventually enable access to mainstream lending products.  At that time, the Company also stated that it would retain payday loan licenses for The Cash Store Inc. and Instaloans Inc. in Ontario until such time that the performance of the new product offering in that market materialized as the Company anticipated.

Cash Store Financial has evaluated the success of the line of credit products in Ontario.  It is now satisfied that there is no need to renew its payday loan licenses and will allow its current licenses to expire.

"We have been very pleased with consumer acceptance of the lines of credit products distributed through our branches in Ontario which serve a large consumer segment not currently accommodated by traditional banks or credit unions," said Gordon J. Reykdal, CEO.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 513 branches across Canada under the banners "Cash Store Financial" and "Instaloans".  Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Peter Block, NATIONAL Public Relations, at 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 20:20e 03-JUL-13